Exhibit 99.15

PROTECH HOME MEDICAL REPORTS SOLID FOURTH QUARTER AND AUDITED FULL YEAR

FISCAL 2019 FINANCIAL RESULTS

POSTS REVENUE GROWTH OF 15% AND ADJUSTED EBITDA GROWTH OF 39%

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE

SERVICES AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.

Cincinnati, Ohio – January 28, 2020 – Protech Home Medical Corp. (the “Company”) (TSXV: PTQ), a healthcare services company with operations in the U.S., today announced its fourth quarter and audited full year fiscal 2019 financial results and operational highlights. These results reflect the Company’s divesture of the business and assets of Patient Home Monitoring, Inc. (“PHM”) and PHM’s financial results are reported as ‘discontinued operations’ in both fiscal 2019 and fiscal 2018.

Protech will host its Quarterly Earnings Conference Call on Wednesday, January 29, 2020 at 10:00 a.m. (EST). The dial-in number is 1 (800) 319-4610 or 1 (604) 638-5340.

Financial highlights from the fourth quarter and year ended September 30, 2019:

▪	Full-year revenue for fiscal 2019 was $81.0 million compared to $70.5 million for fiscal 2018, representing a 15% increase in revenue year-over-year.

▪	Revenue for the fourth quarter of 2019 was $19.5 million compared to $18.0 million for the same period in fiscal 2018, an increase of 8%.

▪	Recurring Revenue increased from $43.6 million in fiscal 2018 to $55.1 million in fiscal 2019, a 26% increase year over year, and represented 68% of total revenue for fiscal 2019 and 67% of total revenue for in the fourth quarter of 2019.

▪	The ratio of Recurring Revenue to total revenue increased from 62% in fiscal 2018 to 68% in fiscal 2019.

▪	Adjusted EBITDA for the fourth quarter of 2019 was $3.7 million (19.0% margin), compared to Adjusted EBITDA for the fourth quarter of 2018 of $5.2 million (28.6% margin). Fourth quarter of 2018 was positively affected by out-of-period audit adjustments primarily to inventory and revenue, resulting in a higher Adjusted EBITDA and corresponding margin.

▪	Adjusted EBITDA for fiscal 2019 was $14.8 million, compared to $10.6 million for fiscal 2018, an increase of 39%. Adjusted EBITDA margin increased to 18.3% for fiscal 2019 from 15.1% for fiscal 2018.

▪	Cash flow from continuing operations improved from $8.8 million in fiscal 2018 to $10.5 million in fiscal 2019, an increase of 20%

▪	A cash balance at September 30, 2019 of $12.9 million compared to $4.3 million at September 30, 2018.

▪	As disclosed on September 10, 2019, the business and assets of PHM, a non-core operation, were sold for approximately $4.5 million.

Operational highlights from the three months ended September 30, 2019:

▪	Through the Company’s continued use of technology and centralized intake processes, respiratory resupply set-ups and/or deliveries increased to 12,727 for the three months ended September 30, 2019, compared to 10,392 for the same period ended September 30, 2018, an increase of 22%.

▪	Compared to fiscal 2018, resupply revenue increased by 17%, set-up/deliveries increased by 15% and average revenue/order increased by 2%.

▪	Compared to 69,500 unique patients served in fiscal 2018, the Company served 76,146 unique patients in fiscal 2019, an increase of 10%.

▪	Compared to 194,535 unique set-ups/deliveries in fiscal 2018, the Company completed 207,762 unique set-ups/deliveries in fiscal 2019, an increase of 7%.

▪	As a result of better intake process, utilization, cost rationalization, etc. amongst various other measures, gross margins increase by 1.8% and medical equipment-related depreciation declined by 10% year-over-year.

▪	The increases in three-month and twelve-month revenue are due to the Company’s integration efforts to standardize regional processes and operations including to various degrees: changing product focus, product mix, sales practices, billing practices, ordering practices, and recurring operational protocols as well as the acquisition of two businesses in fiscal 2019.

▪	The Company continues to expand its sales reach across ten US states by the addition of experienced sales personnel.

“I am very pleased with our fiscal 2019 financial results,” said CEO and Chairman Greg Crawford. “For two consecutive years, we have demonstrated consistent revenue and Adjusted EBITDA growth and substantial improvements in EBITDA margins. We have also demonstrated that we can acquire businesses at highly attractive multiples and successfully integrate these businesses onto our platform. Through robust organic growth, and with the two most recent acquisitions consummated in late calendar year 2019, Protech expects to exceed $100 million in annualized revenue at some point in fiscal 2020. In addition to our continuously improving financial results, our balance sheet is extremely healthy with a sizeable cash balance allowing us to focus our attention on larger, more transformative acquisitions. I am extremely proud of the work we have done this year and continue to be extremely confident in our continued financial success, I’d like to thank the entire Protech team for their tireless efforts and stakeholders for all of their continued support”.

Chief Financial Officer Hardik Mehta added, “We continue to grow our business at an impressive rate, far exceeding the industry growth rate. In addition, our recurring revenues have substantially increased over the last year from 62% of total revenue in fiscal 2018 to 68% in fiscal 2019, resulting in a 26% growth in that category. We are particularly pleased that our Adjusted EBITDA margin remains strong and consistent and, more importantly, continues the trend in demonstrating year-over-year operational improvements. These metrics, together with revenue growth, remain a key focus internally from a financial perspective. Going into 2020, our focus will continue to be on improving our margins and ongoing implementation of our targeted acquisition strategy. Finally, as we continually engage with potential acquisition targets, we will continue to use a disciplined approach and will only close transactions that will add the most value to our shareholders.”

The financial statements of the Company for the three and twelve months ended September 30, 2019 and 2018 and accompanying Management Discussion & Analysis (MD&A) are available at www.sedar.com.

ABOUT PROTECH HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services for patients in the United States healthcare market. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including the Company expecting to exceed $100 million in annualized revenue at some point in fiscal 2020, are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation: the Company’s ability to maintain/slightly increase its collections ratios; the Company maintaining its gross margins and maintaining its revenue growth; and the Company maintaining its selling, general and administrative expenses. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” and “Recurring Revenue” which are non-GAAP and non-IFRS financial measures that do not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of these financial measures may not be comparable to similarly titled measures used by other companies. These financial measures are intended to provide additional information to investors concerning the Company’s performance.

Recurring Revenue is defined as the portion of the Company's revenue that is expected to continue in the future. Unlike one-off sales, these revenues are considered by the Company to be predictable, stable and can be counted on to occur at regular intervals going forward with a relatively high degree of certainty.

Adjusted EBITDA is defined as EBITDA excluding stock based compensation and gains/losses on financial derivatives. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, including interest expense, taxes, depreciation, amortization, stock-based compensation, good will impairment and gain/losses on financial derivatives. The following table shows our Non-IFRS measure (Adjusted EBITDA) reconciled to our net income for the indicated periods:

	Three Months Ended Sept 30, 2019	Three Months Ended Sept 30, 2018	Fiscal Year Ended September 30, 2019	Fiscal Year Ended September 30, 2018
Net income (loss)	4,580	1,392	(9,141)	(8,459)
Add back:
Depreciation and amortization	4,271	3,038	13,969	15,096
Interest expense (net of interest income)	252	212	1,838	1,021
Accretion Expense	153	400	671	885
Transaction costs for debenture issuance	1,758	-	1,758	-
Loss (gain) on financial derivatives	(996)	22	(1,129)	(167)
Loss on early extinguishment of debenture	-	-	1,107	-
Provision for income taxes	135	41	269	130
EBITDA	10,153	5,105	9,342	8,506
Stock-based compensation	726	56	2,063	2,128
Fraud related expenses	(8,172)	-	1,012	-
Expenses for 338(h)(10) election	452	-	1,853	-
Impairment of goodwill	531	-	531	-
Adjusted EBITDA	3,690	5,161	14,801	10,634
% of Net Revenue	19.0%	28.6%	18.3%	15.1%

Management uses these non-GAAP measures as key metrics in the evaluation of the Company’s performance and the consolidated financial results. The Company believes these non-GAAP measures are useful to investors in their assessment of the operating performance and the valuation of the Company. In addition, these non-GAAP measures address questions the Company routinely receives from analysts and investors and, in order to assure that all investors have access to similar data, the Company has determined that it is appropriate to make this data available to all investors. However, non-GAAP financial measures are not prepared in accordance with GAAP, and the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com

Investor Relations:

Oak Hill Financial Inc.

Jonathan L. Robinson CFA

416-669-1001

jrobinson@oakhillfinancial.ca